SEC File No. 333-89756
Filed pursuant to Rule 424(b)(3)
November 10, 2004

PROSPECTUS SUPPLEMENT NO. 3
(To prospectus dated January 28, 2004)

Common Stock of Alion Science and Technology Corporation
and
Offering of Interests
in
The Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan

     This Prospectus Supplement No. 3 supplements and amends the prospectus dated January 28, 2004, as filed with the SEC on February 2, 2004 (the “Prospectus”), and as previously supplemented by Prospectus Supplement No. 1 dated May 19, 2004 and Prospectus Supplement No. 2 dated September 29, 2004, relating to the offer to eligible employees of Alion Science and Technology Corporation (“Alion” or the “Company”) to acquire a beneficial interest in the Company’s common stock, by directing the investment of their eligible retirement account balances and a portion of their pre-tax pay into the employee stock ownership plan component of Alion’s Employee Ownership, Savings and Investment Plan (the “Alion KSOP”). This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus, as previously supplemented by Prospectus Supplements Nos. 1 and 2.

     The Prospectus, as previously supplemented by Prospectus Supplements Nos. 1 and 2, together with this Prospectus Supplement No. 3, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of interests in the Alion KSOP and beneficial interests in the Company’s common stock.

     Change in Offering Price: Pursuant to the valuation performed to determine the offering price of Alion’s common stock as of September 30, 2004, the price of Alion’s common stock is $19.94 per share. This per share price will remain in effect through the next valuation date, which is scheduled for March 31, 2005.

     Valuation of Your Accounts: The section in your Prospectus, as previously supplemented by Prospectus Supplement No. 1, entitled “Valuation of Your Accounts,” on pages 88 through 91, is amended by adding at the end of that section, the following subsection:

September 30, 2004 Valuation

     In connection with the valuation performed to determine the offering price of Alion’s common stock, the Trustee engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to assist the Trustee in establishing a value for the Company’s common stock as of the Valuation Date, using the valuation methods listed below:

•	Discounted cash flow analysis;

•	Public company market multiple analysis; and

•	Transaction values and multiples for acquired companies similar to Alion.

     Some of the key factors that contributed to the Trustee’s decision to select the value of $19.94 were the following: the Company’s increase in revenues and EBITDA, the level of the Company’s cash and non-operating assets, the level of the Company’s debt and non-operating liabilities, and the prices of comparable publicly traded companies. Houlihan Lokey prepared a written report, which is solely for the Trustee’s use in connection with its administration and operation of the employee stock ownership component of the Alion KSOP, containing Houlihan Lokey’s procedures, analyses and opinion as to a range of equity values for the Company’s common stock. The report prepared by Houlihan Lokey is subject to the assumptions, limitations and qualifications stated therein and in the retainer agreement between Houlihan Lokey, the Trustee and the Company. In preparing its report, Houlihan Lokey relied upon the accuracy and completeness of all information reviewed by it, including financial projections prepared by management of the Company.

     There is no assurance that Houlihan Lokey, or any other financial adviser that the Trustee might choose, will utilize the same process of methodologies in connection with future valuations of Alion common stock or that such advisor(s) will reach conclusions that are consistent with those presented herein.

     Your investment involves risks. We urge you to read the “Risk Factors” section of Alion’s Prospectus dated January 28, 2004, beginning on page 9 for a discussion of risks associated with your investment.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2004